    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 1998

                                                  REGISTRATION NO. 333-_________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                             RURAL/METRO CORPORATION
             (Exact name of Registrant as specified in its charter)

         DELAWARE                                              86-0746929
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NUMBER)

8401 EAST INDIAN SCHOOL ROAD, SCOTTSDALE, ARIZONA                       85251
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                          (ZIP CODE)

                 RURAL/METRO CORPORATION STOCK GRANT AGREEMENTS
                              (FULL TITLE OF PLAN)

                                 JOHN B. FURMAN
                             RURAL/METRO CORPORATION
                          8401 EAST INDIAN SCHOOL ROAD
                            SCOTTSDALE, ARIZONA 85251
                                (NAME AND ADDRESS
                              OF AGENT FOR SERVICE)

                                 (602) 994-3886
                          (TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                 with a copy to:

                              JEAN E. HARRIS, ESQ.
                              SCOTT K. WEISS, ESQ.
                          O'CONNOR, CAVANAGH, ANDERSON,
                         KILLINGSWORTH & BESHEARS, P.A.
                         ONE EAST CAMELBACK, SUITE 1100
                           PHOENIX, ARIZONA 85012-1656

         This Registration Statement shall become effective immediately upon filing with the Securities and Exchange Commission, and sales of registered securities will begin as soon as reasonably practicable after such effective date.

================================================================================

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------

  Title of Securities         Amount to be              Proposed           Proposed maximum           Amount of
    to be Registered          registered                maximum           aggregate offering      registration fee
                                                   offering price per            price
                                                         share
----------------------------------------------------------------------------------------------------------------------
      Common Stock            4,000 Shares             $9.9375(1)               $39,750                $12.05
======================================================================================================================

(1) Calculated solely for purposes of this offering under Rules 457(c) and 457(h) of the Securities Act of 1933, as amended (the "Securities Act"), using the average of the high and low sales prices for the Common Stock of Rural/Metro Corporation on November 25, 1998, as reported on the Nasdaq National Market.


         PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS WHICH CONSTITUTES PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO AN AGGREGATE OF 197,117 SHARES OF THE REGISTRANT'S COMMON STOCK REGISTERED ON FORM S-8, REGISTRATION NO. 33-07457, WHICH REGISTRATION FEE HAS BEEN PREVIOUSLY PAID.

As provided by Rule 415 of the Securities Act, this Registration Statement includes a prospectus conforming to the requirements of Form S-3 under the Securities Act for use in connection with the reoffer and resale of the shares registered for reoffer and resale hereunder.

                                 201,117 SHARES

                             RURAL/METRO CORPORATION

                                  COMMON STOCK

         Certain stockholders of Rural/Metro Corporation (the "Company") are using this Prospectus to offer shares of the Company's common stock that they received from the Company pursuant to restricted stock grants. Some of these stockholders may be considered to be "affiliates" of the Company, as defined in Rule 405 under the Securities Act of 1933.

         The Company expects that sales made pursuant to this Prospectus will be made

-        in broker's transactions;

-        in transactions directly with market makers; or

-        in negotiated sales or otherwise.

         The selling stockholders will determine when they will sell their shares, and in all cases they will sell their shares at the current market price or at negotiated prices at the time of the sale. The Company will not receive any of the proceeds from these sales.

         The brokers and dealers that the selling stockholders utilize in selling these shares may receive compensation in the form of underwriting discounts, concessions, or commissions from the sellers or purchasers of the shares. Any compensation may exceed customary commissions. The selling stockholders and the brokers and dealers that they utilize may be deemed to be "underwriters" within the meaning of the securities laws, and any commissions received and any profits realized by them on the sale of shares may be considered to be underwriting compensation.

         The shares of Common Stock are listed on the Nasdaq National Market under the symbol "RURL." On November 25, 1998, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $9.81 per share.

                            -------------------------

         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS," BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                            -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

                The date of this Prospectus is December 1, 1998.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are hereby incorporated by reference, except as superseded or modified herein:

1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998; and

2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

         Each document filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above. Requests for such copies should be directed to Rural/Metro Corporation, 8401 East Indian School Road, Scottsdale, Arizona 85251, Attention: Investor Relations Department, telephone (602) 994-3886.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is (or is deemed to be) incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                              PROSPECTUS SUMMARY

         This summary highlights information contained in this Prospectus. This summary is not complete and may not contain all of the information investors should consider before purchasing the Company's common stock. Investors should read the entire Prospectus carefully. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed under "Risk Factors."
                                   THE COMPANY

         The Company is a leading provider of health and safety services, which include "911" emergency ambulance and general transport services, fire protection services, and other safety and health care related services, to municipal, residential, commercial, and industrial customers. The Company currently serves over 450 communities in 26 states, the District of Columbia, Canada, and Latin America. The Company believes that it is the only multi-state provider of both ambulance and fire protection services in the United States and that it ranks as one of the largest private-sector providers of ambulance and fire protection services in the world. Ambulance services and fire protection services accounted for approximately 81% and 10%, respectively, of the Company's revenue for the fiscal year ended June 30, 1998.

         Based on generally available industry data, the Company believes that expenditures for ambulance services in the United States are between $4 billion and $7 billion. The growth and aging of the population, the greater use of outpatient care facilities and home care in response to health care cost-containment efforts, and increased patient travel between specialized treatment health care facilities have increased the demand for emergency medical services and general transport services. The increased availability of "911" emergency service, the impact of educational programs on its use, and the practice of some members of the population of utilizing hospital emergency rooms as the source of their primary medical care also have increased the number of ambulance transports. At the same time, industry factors have increased the standards of pre-hospital emergency care and have required faster ambulance response times, increasing the capital and technological resources necessary to provide higher levels of service. These factors, combined with the historically fragmented nature of the ambulance service industry, have contributed and are contributing to consolidation within the industry.

         Market-driven forces changing the health care industry are impacting the ambulance industry as well. The Company believes the trend toward managed care benefits larger ambulance services providers, which can service a larger portion of a managed care provider's needs. Market reform continues to reshape the health care delivery system, with a shift from fee-for-service relationships to managed care organizations. Managed care organizations are focusing on cost-containment measures while seeking to provide the most appropriate level of service at the most appropriate treatment facility. In Latin America, the business model also encompasses mobile health care utilizing call centers, telephone triage, and house calls by doctors and nurses. In Canada, the Company contracts with the Ontario Ministry of Health to provide ambulance transport services in certain municipalities in Ontario.

         Volunteer fire departments, tax-supported fire districts, and municipal fire departments constitute the primary providers of fire protection services in the United States. Since emergency medical response represents a significant portion of fire response activity within fire departments, the Company believes that its ambulance and fire protection services operations are complementary. The Company also believes that its integration of such services can provide operating economies, coordination of the delivery of services, efficiencies in the use of personnel and equipment, and enhanced levels of service, especially in lower-utilization communities. Additionally, a variety of economic pressures on the public sector may increase opportunities for privatization and public/private alliances in fire protection and other safety-related services. The Company also provides crash/rescue fire fighting and hazardous materials response services at locations in several states and at three airports in Bolivia.

         The Company's strategy is to leverage its experience and competencies in communications and logistics management to enhance its position as a leading provider of health and safety services in the United States and other countries. Key elements of this strategy include the acquisition of ambulance service providers and strategic alliances. Having established a regional presence in many geographic locations, the Company currently is focusing on the following:

- expansion of services and increased marketing efforts to meet the evolving needs of the public sector and health care providers;

- expansion and integration of fire protection, health, and community safety services;

-        productivity improvement and enhancement;

-        entrance into international markets

         The Company seeks to improve productivity, expand service offerings to customers, and attract new customers through key business alliances, joint ventures, or other cooperative business arrangements, both domestically and internationally.

         The Company was incorporated in Arizona in 1948 and reincorporated in Delaware in May 1993. Unless the context indicates otherwise, all references to the "Company" refer to Rural/Metro Corporation and its subsidiaries. The Company maintains its principal executive offices at 8401 East Indian School Road, Scottsdale, Arizona 85251, and its telephone number is (602) 994-3886.

                                  RISK FACTORS

         Investing in shares of the Company's common stock involves substantial risks. Investors should carefully consider the following factors and other information in this Prospectus before deciding to purchase shares of the Company's common stock. The Company is uncertain about the future of its business and has made a number of assumptions and projections in preparing this Prospectus. The Company generally uses words like "anticipate," "estimate," "expect," "project," "believe" and "intend" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. These assumptions and projections may turn out to be wrong for many reasons, including the reasons discussed below.

THE COMPANY HAS SIGNIFICANT INDEBTEDNESS

         The Company has significant indebtedness. As of June 30, 1998, the Company owed lenders 1.4 times the Company's total stockholders' equity, based on $252.4 million of consolidated indebtedness and $177.8 million of stockholders' equity. In March 1998, the Company sold $150 million of 7 7/8% senior notes due in 2008. At the same time as this debt offering, the Company renegotiated its then existing $200 million bank revolving credit facility to create a parity loan with the senior notes and to extend the maturity of the credit facility to March 2003. The Company used the proceeds from the senior notes to repay the then current outstanding bank revolving credit facility.

         The senior notes were issued under an agreement among the Company, certain of its subsidiaries as guarantors, and the First National Bank of Chicago as trustee. The agreement permits the Company to incur additional debt under certain conditions, and the Company expects to incur such additional debt by obtaining advances on the bank revolving credit facility. The Company's ability to repay the senior notes and other debt depends on its future operating performance, which is affected by governmental regulations, the state of the economy, financial factors, and other factors, certain of which are beyond the Company's control. The Company cannot provide assurance that it will generate sufficient funds to enable it to make its periodic debt payments.

         The Company's leverage and related covenants could materially and adversely affect its competitive position and its ability to withstand adverse economic conditions. Furthermore, its debt and related covenants could make it more difficult for the Company to make material acquisitions, obtain future financing, or take advantage of business opportunities that may arise. If the Company is unable to service its debt, the Company will be required to pursue alternative means of repayment, which could include restructuring or refinancing some or all of its debt, raising additional equity, or selling all or a portion of its tangible and/or intangible assets. The Company cannot provide assurance that it could implement any of these strategies on satisfactory terms.

         The amount of the Company's debt could also have important consequences, including the following:

- impairing its ability to obtain additional financing in the future for operating expenses, acquisitions, or general corporate purposes;

- dedicating its cash flow from operations to making periodic principal and interest payments on debt, instead of using these funds for operations;

- requiring constant monitoring of the Company's financial condition to ensure that it complies with all of the required debt covenants;

- limiting the Company's ability to incur additional debt, create other liens, pay dividends, or sell assets; and

- making the Company vulnerable to industry changes, including new laws and changing economic conditions.

LENDERS IMPOSE RESTRICTIVE COVENANTS ON THE COMPANY

         As stated above, the agreement governing the terms of the senior notes contains certain covenants limiting the Company's ability to

-  incur certain additional debt  -  create certain liens

-  pay dividends                  -  issue guarantees

-  redeem capital stock           -  enter into transactions with affiliates

-  make certain investments       -  sell assets

-  issue capital stock of         -  complete certain mergers and
   subsidiaries                      consolidations.

         A breach of any of these covenants could result in an event of default under the agreement for the senior notes. In addition, the revolving credit facility contains other more restrictive covenants and requires the Company to satisfy certain financial tests, including a total debt leverage ratio, a total debt to total capitalization ratio and a fixed charge ratio. The Company's ability to satisfy those tests can be affected by events both within and beyond its control, and the Company cannot provide assurance that it will be able to meet these tests. The Company's breach of any of these covenants could cause a default under the revolving credit facility or the agreement for the senior notes, resulting in possible difficulties with customers, personnel, or others.

THE COMPANY OPERATES THROUGH ITS SUBSIDIARIES

         The Company is a holding company and conducts substantially all of its operations through its subsidiaries. In order for the Company to make its periodic debt payments, it must have access to the cash flow of its subsidiaries, whether through loans, dividends, distributions, or otherwise. The Company's ability to make its debt payments could be subject to legal, contractual, and other restrictions that could hinder or prevent it from gaining access to this cash flow. Each subsidiary is a separate and distinct legal entity from the Company and, unless it is acting as a guarantor of the senior notes, has no obligation, contingent or otherwise, to pay any amounts due in respect of the senior notes or to make any amounts available for payment. The holders of any debt of the Company's subsidiaries will be entitled to payment from the assets of such subsidiaries prior to the holders of any general, unsecured obligations of the Company, including the senior notes and the guarantees of certain of its subsidiaries. As of June 30, 1998, the Company's subsidiaries had $16.6 million of debt.

THE COMPANY DEPENDS ON CERTAIN BUSINESS RELATIONSHIPS

         The Company depends to a great extent on certain contracts with municipalities or fire districts to provide "911" emergency ambulance services and fire protection services. The Company's five largest contracts accounted for approximately 18% of total revenue for the fiscal year ended June 30, 1997 and 12% of total revenue for the fiscal year ended June 30, 1998. One of these contracts accounted for approximately 5% of total revenue for the fiscal year ended June 30, 1997 and 4% of total revenue for the fiscal year ended June 30, 1998. The loss or cancellation of any one or more of these contracts could have a material adverse effect on the Company's business, financial condition, cash flow, and results of operations. The Company cannot provide assurance that it will be successful in retaining its existing contracts or in obtaining new contracts for emergency ambulance services or for fire protection services.

         In addition, the Company's contracts with municipalities and fire districts and with managed care organizations and health care providers are short term or open-ended or for periods ranging from two years to five years. During such periods, the Company may determine that a contract is no longer favorable and may seek to modify or terminate the contract. When making such a determination, the Company could consider factors, such as weaker than expected transport volume, geographical issues adversely affecting response times, and delays in implementing technology upgrades. The Company faces certain risks in attempting to terminate unfavorable contracts prior to their expiration because of the possibility of forfeiting performance bonds and the potential adverse political and public relations consequences. The Company's inability to terminate or amend unfavorable contracts could have a material adverse effect on its business, financial condition, cash flows, and results of operations. The Company also faces the risk that areas in which it provides fire protection services through subscription arrangements with residents and businesses will be converted to tax-supported fire districts or annexed by municipalities.

THE COMPANY FACES RISKS ASSOCIATED WITH RAPID GROWTH, INTEGRATION, AND
ACQUISITION

         In order for the Company's strategy with respect to ambulance services to succeed, the Company must integrate and successfully operate the ambulance service providers that it acquires. The process of integrating management, operations, facilities, and accounting and billing and collection systems and other information systems requires continued investment of time and resources and can involve difficulties, which could have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations. Unforeseen liabilities and other issues also could arise in connection with the operation of businesses that the Company acquires. The Company's acquisition agreements contain purchase price adjustments, rights of set-off, and other remedies in the event that certain unforeseen liabilities or issues arise in connection with an acquisition. However, these purchase price adjustments, rights of set-off, and other remedies may not be sufficient to compensate the Company in the event that any liabilities or other issues arise.

         The Company seeks strategic acquisition opportunities in the regular course of its business. There can be no assurance that the Company will be able to identify additional suitable companies to acquire, that it will be able to complete these acquisitions, or that it will be able to integrate any such acquired companies successfully into its operations. Consolidation in the ambulance industry has resulted in fewer acquisition candidates. Acquiring companies involves numerous short-term and long-term risks, including the following:

-        diversion of management's attention;

-        failure to retain key personnel of the acquired company;

- adverse consequences to cash flow until accounts receivable of the acquired company are fully integrated;

-        incompatibility of acquired systems;

-        loss of net revenue of the acquired company;

-        possible regulatory issues of the acquired company;

-        compliance with laws and regulations of new jurisdictions; and

-        facing competitors with greater knowledge of local markets.

         The Company expects to use primarily cash and its common stock to acquire companies in the future. The Company's acquisition program could be adversely affected if the Company does not generate sufficient cash for future acquisitions from existing operations or through additional debt or equity financings. The Company cannot provide assurance that its operations will generate sufficient cash for acquisitions or that any additional financings will be available if and when needed or on terms acceptable to the Company.

         The market price of the Company's common stock impacts the Company's ability to complete acquisitions. The market price of the Company's common stock may affect the willingness of the Company to use its common stock to acquire other companies and the willingness of potential acquired companies or their owners to accept the Company's common stock. In addition, the market price performance of the Company's common stock may make raising funds more difficult and costly. As a result of a decline in the market price of the Company's common stock in the fourth quarter of fiscal 1998, the pace of acquisitions utilizing the

Company's common stock has declined. Continued weakness in the market price of the Company's common stock could adversely affect the Company's ability or willingness to make additional acquisitions. Declines in the market price of the Company's common stock could cause previously acquired companies to seek adjustments to purchase prices or other remedies to offset the decline in value.

THE COMPANY DEPENDS ON REIMBURSEMENTS BY THIRD-PARTY PAYORS AND INDIVIDUALS

         The Company receives a substantial portion of its payments for ambulance services from third-party payors (including Medicare, Medicaid, and private insurers). The Company received approximately 74% of its ambulance fee collections from such third-party payors during fiscal 1997, including 26% from Medicare. In fiscal 1998, the Company received approximately 79% of ambulance fee collections from these third parties, including 29% from Medicare.

         The reimbursement process is complex and involves lengthy delays. The Company from time to time experiences such delays. Third-party payors are continuing their efforts to control expenditures for health care, including proposals to revise reimbursement policies. The Company recognizes revenue when the Company provides ambulance services; however, there can be lengthy delays before the Company receives payment. In addition, third-party payors may disallow, in whole or in part, requests for reimbursement based on assertions that certain amounts are not reimbursable or additional supporting documentation is necessary. Retroactive adjustments can change amounts realized from third-party payors. The Company is subject to governmental audits of its Medicare and Medicaid reimbursement claims and can be required to repay these agencies if a finding is made that the Company was incorrectly reimbursed. Delays and uncertainties in the reimbursement process adversely affect the level of accounts receivable, increase the overall costs of collection, and may adversely affect the Company's working capital and cause the Company to incur additional borrowing costs.

         The Company also faces the continuing risk of nonreimbursement to the extent that uninsured individuals require emergency ambulance service in service areas where an adequate subsidy is not provided. Amounts not covered by third-party payors are the obligations of individual patients.

         The Company establishes an allowance for doubtful accounts based on credit risk applicable to certain types of payors, historical trends, and other relevant information. The Company reviews its allowance for doubtful accounts on an ongoing basis and may increase such allowances from time to time, including when it determines that the level of effort and cost of collection of certain accounts receivable is unacceptable. The Company's accounts receivable and related allowance for doubtful accounts at June 30, 1997 and 1998 were as follows:

                                                  June 30,
                                            -------------------
                                              1997       1998
                                            -------    -------
                                               (in millions)
   Accounts receivable                      $ 142.8    $ 224.2
   Less:  allowance for doubtful accounts     (35.8)     (69.6)
                                            -------    -------
   Accounts receivable, net                 $ 107.0    $ 154.6
                                            =======    =======

         The allowance for doubtful accounts at June 30, 1998 includes a $17.9 million additional provision for doubtful accounts recorded in the fourth quarter of fiscal 1998. The Company believes that the increase in accounts receivable relates to significant acquisition activity and recent revenue growth. The Company also attributes the increases in accounts receivable and the increased age of those accounts to certain factors, including the following:

- delays in payments from certain third-party payors, particularly in certain of the Company's regional billing areas; and

- a general industry trend of third party payors taking more time to reimburse these amounts.

In addition, the Company believes certain transitional aspects of the integration of acquired companies into the Company's centralized billing and collection function has resulted in increases in the amount and age of accounts receivable during the transition period.

         The risks associated with third-party payors and uninsured individuals and the Company's failure to monitor and manage accounts receivable successfully could have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations. The Company cannot provide assurance that its collection policies and allowances for doubtful accounts receivable will be adequate.

PROPOSED RULES MAY ADVERSELY AFFECT THE COMPANY'S REIMBURSEMENT RATES OF
COVERAGE

         During June 1997, the Health Care Financing Administration issued proposed rules that would revise Medicare policy on the coverage of ambulance services. These proposed rules have been subject to public comment and, despite the passage of new laws addressing changes to the reimbursement of ambulance services by Medicare (as discussed below), have not yet been withdrawn. The proposed rules have not been finalized.

         In addition, the "Balanced Budget Act of 1997" became law in August 1997. This new law in part provides for the development, negotiation, and implementation of prospective fee schedule for Medicare reimbursement of ambulance services by January 2000. The new law also reduces the annual rate adjustment for Medicare reimbursements from the Consumer Price Index (CPI) to CPI less one percentage point.

         The new law requires that, beginning January 1, 2000, ambulance service providers accept assignment whereby the Company receives payment directly from Medicare and accepts such amount, along with the co-pay and deductible paid by the patient, as payment in full. The new law also applies the Skilled Nursing Facility Prospective Payment System to a limited number of ambulance trips to and from nursing homes. This application could require the Company to negotiate new contracts or arrangements with skilled nursing facilities to provide ambulance services. The new law also stipulates that individual states may now elect not to provide payment for cost-sharing for coinsurance, or copayments, for dual-qualified (Medicare and Medicaid) beneficiaries.

         If the proposed rules were to be finalized prior to the negotiation of a prospective fee schedule as stipulated in the new law, and the Company were unable to mitigate the effect of the new rules, the Company's business, financial condition, cash flows, and results of operations could be adversely affected. The final outcome of the proposed rules and the effect of the prospective fee schedule is uncertain. However, changes in reimbursement policies, or other government action, together with the financial instability of private third-party payors and budget pressures on payor sources could influence the timing and, potentially, the ultimate receipt of payments and reimbursements. A reduction in coverage or reimbursement rates by third-party payors, or an increase in the Company's cost structure relative to the rate of increase in the CPI, could have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations.

CERTAIN STATE AND LOCAL GOVERNMENTS REGULATE RATE STRUCTURES AND LIMIT RATES OF RETURN

         State or local government regulations or administrative policies regulate rate structures in most states in which the Company conducts ambulance operations. In certain service areas in which the Company is the exclusive provider of services, the municipality or fire district sets the rates for emergency ambulance services pursuant to a master contract and establishes the rates for general ambulance services that the Company is permitted to charge. Rates in most service areas are set at the same amounts for emergency and general ambulance services. The state of Arizona establishes a rate of return on sales the Company is permitted to earn in determining the ambulance service rates the Company may charge in that state. Ambulance services revenue generated in Arizona accounted for approximately 9% of total revenue for fiscal 1997 and 13% of total revenue for fiscal 1998. The Company cannot provide assurance that it will be able to receive ambulance service rate increases on a timely basis where rates are regulated or to establish or maintain satisfactory rate structures where rates are not regulated.

         Municipalities and fire districts negotiate the payments to be made to the Company for fire protection services pursuant to master contracts. These master contracts are based on a budget and on level of effort or performance criteria desired by the municipalities and fire districts. The Company could be unsuccessful in negotiating or maintaining profitable contracts with municipalities and fire districts.

THE COMPANY FACES ADDITIONAL RISKS ASSOCIATED WITH ITS INTERNATIONAL OPERATIONS

         The Company plans to expand its presence in international health and safety and other related services markets. Although the Company currently maintains operations in Canada and in Latin America, the Company may not be successful in expanding its international operations. As the Company expands its international operations, in addition to other business risks discussed herein, it increasingly will be subject to various risks associated with international operations, including the following:

-        management of a multi-national organization

-        fluctuations in currency exchange rates

- compliance with local laws and other regulatory requirements and changes in such laws and requirements

-        restrictions on the repatriation of funds

-        inflationary conditions

-        employment and severance issues

-        political and economic instability

-        war or other hostilities

-        expropriation or nationalization of assets

-        overlap of tax structures

-        renegotiation or nullification of contracts.

The inability to effectively manage these and other risks could have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations.

         The Company's revenue from international operations is denominated primarily in the currencies of the countries in which it operates. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses from currency exchange rate fluctuations. As the Company continues to expand its international operations, exposures to gains and losses on foreign currency transactions may increase. The Company does not currently engage in foreign currency hedging transactions. In the future, the Company may seek to limit such exposure by entering into forward-foreign exchange contracts or engaging in similar hedging strategies. Any currency exchange strategy may be unsuccessful in avoiding exchange-related losses, and the failure to manage currency risks effectively may have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations. In addition, revenue of the Company earned in foreign countries may be subject to taxation by more than one jurisdiction, thereby adversely affecting the Company's earnings.

NUMEROUS GOVERNMENTAL ENTITIES REGULATE THE COMPANY'S BUSINESS

         Numerous federal, state, local, and foreign laws and regulations govern various aspects of the business of ambulance service providers, covering matters such as licensing, rates, employee certification, environmental matters, and other factors. Certificates of necessity may be required from state or local governments to operate ambulance services in a designated service area. Master contracts from governmental authorities are subject to risks of cancellation or unenforceability as a result of budgetary and other factors and may subject the Company to certain liabilities or restrictions that traditionally have applied only to governmental bodies. Federal, state, local, or foreign governments could

-        change existing laws or regulations;

- adopt new laws or regulations that increase the Company's cost of doing business;

-        lower reimbursement levels; or

- otherwise adversely affect the Company's business, financial condition, cash flows, and results of operations.

         The Company and businesses acquired by the Company could encounter difficulty in complying with all applicable laws and regulations.

HEALTH CARE REFORMS AND COST CONTAINMENT MAY AFFECT THE COMPANY'S BUSINESS

         Numerous legislative proposals have been considered that would result in major reforms in the U.S. health care system. The Company cannot predict which, if any, health care reforms may be proposed or enacted or the effect that any such legislation would have on the Company's business. In addition, managed care providers are attempting to contain health care costs through the use of outpatient services and specialized treatment facilities. Changing industry practices could have an adverse effect on the Company's business, financial condition, cash flows, accounts receivable realization, and results of operations.

COMPETITION

         The ambulance service industry is highly competitive. Ambulance and general transport service providers compete primarily on the basis of quality of service, performance, and cost. In order to compete successfully, the Company must make continuing investments in its fleet, facilities, and operating systems. The Company believes that counties, fire districts, and municipalities consider the following factors in awarding a contract:

-        quality of medical care

-        historical response time performance

-        customer service

-        financial stability

-        personnel policies and practices

         The Company currently competes with the following entities to provide ambulance services:

-        governmental entities (including fire districts)

-        hospitals

-        other national ambulance service providers

-        large regional ambulance service providers

-        local and volunteer private providers

         Municipalities, fire districts, and health care organizations that currently contract for ambulance services could choose to provide ambulance services directly in the future. The Company is experiencing increased competition from fire departments in providing emergency ambulance service. Some of the Company's current competitors and certain potential competitors have or have access to greater capital and other resources than the Company.

         Tax-supported fire districts, municipal fire departments, and volunteer fire departments represent the principal providers of fire protection services for residential and commercial properties. Private providers represent only a small portion of the total fire protection market and generally provide services where a tax-supported municipality or fire district has decided to contract for these services or has not assumed the financial responsibility for fire protection. In these situations, the Company provides services for a municipality or fire district on a contract basis or provides fire protection services directly to residences and businesses who subscribe for this service. The Company cannot provide assurance that

- it will be able to obtain additional fire protection business on a contractual or subscription basis;

- fire districts or municipalities will not choose to provide fire protection services directly in the future; or

- areas in which the Company provides services through subscriptions will not be converted to tax-supported fire districts or annexed by municipalities.

THE COMPANY DEPENDS ON ITS MANAGEMENT AND OTHER KEY PERSONNEL

         The Company's success depends upon its ability to recruit and retain key personnel. The Company could experience difficulty in retaining its current key personnel or in attracting and retaining necessary additional key personnel. Low unemployment in certain market areas currently makes the recruiting, training, and retention of full-time and part-time personnel more difficult and costly, including the cost of overtime wages.

         The Company's internal growth and its expansion into new geographic areas, including international markets, will require additional expertise, such as marketing and operational management. These growth and expansion activities will further increase the demand on the Company's resources and require the addition of new personnel and the development of additional expertise by existing personnel. The Company has entered into employment agreements with certain of its executive officers and certain other key personnel. The Company maintains "key person" insurance on several of its key executive officers.

CONTROL BY CURRENT STOCKHOLDERS

         As of September 30, 1998, the Company's directors, executive officers, and their affiliates beneficially own approximately 13% of the outstanding shares of the Company's common stock. The Company's Employee Stock Ownership Plan holds approximately 6% of the outstanding shares of the Company's common stock. Accordingly, these persons, acting as a group, could significantly influence the election of the Company's directors and the outcome of matters requiring approval by the stockholders of the Company.

ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Company's certificate of incorporation and Delaware law could make it more difficult for a third party to acquire control of the Company, even if a change in control might be beneficial to stockholders. This could discourage potential takeover attempts and could adversely affect the market price of the Company's common stock.

VOLATILITY OF STOCK

         The market price of the Company's common stock has been volatile since the Company's initial public offering in July 1993. The period was initially marked by generally rising stock prices, favorable industry conditions, and improved operating results by the Company. The Company experienced a significant decline in its stock price in the fourth quarter of fiscal 1998 as a result of various factors, including the following:

-        less favorable industry trends;

-        an increase in its provision for doubtful accounts;

-        an increase in its operating expenses;

-        general stock market conditions; and

-        the previously identified risk factors.

         The trading price of the Company's common stock in the future could be subject to various factors, including the following:

- wide fluctuations in response to quarterly variations in operating results of the Company and others in its industry;

- actual or anticipated announcements concerning the Company or its competitors, including government regulations and reimbursement changes;

-        the announcement and implementation of health care reform proposals;

-        changes in analysts' estimates of the Company's financial performance;

-        general conditions in the health care industry;

-        general economic and financial conditions;

-        the inability of the Company to make any acquisitions; and

-        other events or factors.

         In addition, the stock market has experienced extreme price and volume fluctuations, which have affected the market prices for many companies involved in health care and related industries and which often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors could adversely affect the market price of the Company's common stock. The market price and volatility of the Company's common stock could increase the risk of litigation, including from owners of companies previously acquired by the Company.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As of September 30, 1998, there were 14,465,598 shares of common stock outstanding, 10,580,502 shares of which were freely transferable without restriction under the securities laws, unless held by an "affiliate" of the Company, as that term is defined under the securities laws. The Company also has outstanding 321,072 restricted shares, as that term is defined under Rule 144 under the securities laws, that are eligible for sale in the public market, subject to compliance with the holding period, volume limitations, and other requirements of Rule 144. In addition, the Company has registered 6,700,000 shares of common stock for issuance in connection with acquisitions (of which 3,564,047 shares have been issued), which are generally freely tradeable after their issuance under Rule 145 of the securities laws, unless held by an affiliate of the acquired company, in which case such shares will be subject to the volume and manner of sale restrictions under Rule 144.

         The Company has registered up to 6,000,000 shares of common stock for issuance pursuant to the Company's stock option plans. As of September 30, 1998, approximately 800,000 stock options had been exercised and options to purchase approximately 3,697,000 shares were outstanding. Shares issued after the effective date of such registration statement upon the exercise of stock options issued under the Company's stock option plans generally will be eligible for sale in the public market, except that affiliates of the Company will continue to be subject to volume limitations. The Company also has the authority to issue additional shares of common stock and shares of one or more series of preferred stock. The issuance of such shares could dilute earnings per share, and the sale of such shares could depress the market price of the Company's common stock.

YEAR 2000 ISSUES

         The Company has implemented a year 2000 compliance program designed to ensure that the Company's medical equipment, ambulance and fire dispatch systems, and computer systems and applications will function properly beyond 1999. The Company's assessments of this equipment and systems, both internally developed and purchased from third-party vendors, is nearly complete. The Company will continue to monitor new medical equipment, ambulance and fire dispatch systems, and computer systems and applications that the Company adds in its operations to ensure that these systems will function properly beyond 1999. The results of the assessments completed to date have indicated that the Company's medical equipment, ambulance and fire dispatch systems, and computer systems and applications will either function properly beyond 1999, can be upgraded, or in the case of certain ambulance and fire dispatch systems, will be replaced in order to obtain compliance. If the Company's medical equipment, ambulance and fire dispatch systems, and computer systems and applications are not year 2000 compliant in a timely manner, the Company's business operations could be adversely affected and the Company may incur unanticipated expenses to remedy any problems not addressed by these compliance efforts.

         The failure of third-party payors, such as private insurers, managed care providers, health care organizations, preferred provider organizations, and federal and state government agencies that administer Medicare and/or Medicaid, to adequately address their year 2000 issues could impact their ability to reimburse the Company for services provided or otherwise adversely affect the Company's business, financial condition, cash flows, and results of operations.

         The Company also depends upon the ability of telephone systems to function properly beyond 1999 in order for the Company to receive incoming calls for service to its ambulance and fire dispatch systems. The failure of telephone service providers to adequately provide service could impact the Company's ability to dispatch ambulance and fire protection services in a timely manner.

         To date, the Company has not completed its contingency plan in the event that its medical equipment, ambulance and fire dispatch systems, computer systems and applications, telephone systems, systems of third-party payors, or any other components of its business operations fail to operate in compliance with the year 2000 date change. The Company expects to develop contingency plans by the end of fiscal 1999.

         The cost of the Company's year 2000 compliance program has not had and is not expected to have a material impact on the Company's results of operations, financial condition, or liquidity. The Company could experience material adverse consequences in the event that the Company's year 2000 compliance program is not successful or its vendors or third-party payors are not able to resolve their year 2000 compliance issues in a timely manner.

                              SELLING STOCKHOLDERS

         The following table sets forth (i) the name of each of the selling stockholders, or their respective legatees, heirs, or legal representatives (collectively, the "Selling Stockholders"), all of whom are current or former employees or directors of the Company, (ii) the number of shares of Common Stock of the Company beneficially owned by each Selling Stockholder as of November 20, 1998, and (iii) the number of shares of Common Stock that each Selling Stockholder may offer and sell pursuant to this Prospectus. The shares to be offered hereunder may be sold from time to time subject to vesting and other forfeiture restrictions.



                                                                                               NUMBER OF SHARES OF
                                                                                                  COMMON STOCK
                                                          NUMBER OF                                 ACQUIRED
                                                          SHARES OF                           PURSUANT TO THE STOCK
                                                           COMMON                              GRANT AGREEMENT AND
                                                            STOCK                             WHICH MAY BE OFFERED
                      NAME                             OWNED (1)(2)(3)       PERCENT             PURSUANT HERETO
--------------------------------------------------    ------------------    -----------     --------------------------

Warren S. Rustand(4)                                      245,249              1.7                  27,500
Bolin Revocable Trust(5)                                  261,367              1.8                   4,166
Robert T. Edwards(6)                                      204,894              1.4                   4,166
Cor J. Clement(7)                                          33,250                *                  12,500
Louis G. Jekel Family Limited Partnership(8)              139,299              1.0                   8,325
Louis A. Witzeman(9)                                      137,998              1.0                   8,333
Mark E. Liebner(10)                                       211,066              1.4                  52,500
John E. Stuart(11)                                         64,277                *                  12,500
William R. Crowell(12)                                    125,246                *                   5,000
Kenneth R. Kelley(13)                                      11,652                *                   8,500
Mark D. McConnell(14)                                      85,549                *                   7,870
James E. Stenger(15)                                      173,041              1.2                   2,775
Clinton C. Vardeman(16)                                     9,500                *                   9,500
C. Ian Sym-Smith(17)                                       50,832                *                  33,482
Jack E. Brucker(18)                                        29,667                *                   4,000

-------------------
*  Less than one percent

(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes shares of Common Stock issuable to the identified person pursuant to stock options that may be exercised within 60 days after November 20, 1998. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other stockholders.

(3)      Excludes 22,914, 5,661, 1,030, 3,305, 15,292, and 3,290 fully vested shares held by the ESOP for the benefit of Messrs. Edwards, Jekel, Liebner, McConnell, Stenger, and Vardeman, respectively, and 45, 235 and 372 shares held by the ESOP for the benefit of Messrs. Rustand, Stuart, and Crowell, respectively, that are 20%, 60% and 80% vested, respectively. Such persons have sole voting power with respect to the shares held in their account by the ESOP.

(4) Includes 216,250 shares of Common Stock issuable upon exercise of stock options. Mr. Rustand was the Chief Executive Officer and President of the Company from August 1996 until his resignation in August 1998. Mr. Rustand was the Chairman of the Board of Directors from May 1994 until August 1998.

(5) Includes 159,735 shares of Common Stock issuable upon exercise of stock options held by James H. Bolin and 101,632 shares held by the Bolin Revocable Trust UA dated February 27, 1996, James H. Bolin and

         Sandra L. Bolin, Trustees. Mr. Bolin is currently a Director and consultant of the Company and was the President of the Company from March 1995 until his retirement in January 1998.

(6) Includes 178,814 shares of Common Stock issuable upon exercise of stock options. Mr. Edwards served as Executive Vice President of the Company since October 1995 and was a Director of the Company from May 1993 until November 1998. Mr. Edwards has announced his retirement effective January 1, 1999 and will serve as a consultant to the Company for six months thereafter.

(7) Includes 8,750 shares of Common Stock issuable upon exercise of stock options.

(8) Includes 65,000 shares of Common Stock issuable upon exercise of stock options held by Louis G. Jekel; 3,175 shares held by the Louis G. Jekel Charitable Remainder Trust UA dated March 1, 1996; and 71,124 shares held by the Louis G. Jekel Family Limited Partnership of which Mr. Jekel is a beneficial owner.

(9) Includes 29,562 shares held by the Louis A. Witzeman, Jr. Family Investment Limited Partnership, of which 150 shares are held for the benefit of other family members. Also includes 59,375 shares of Common Stock issuable upon the exercise of stock options.

(10) Includes 149,347 shares of Common Stock issuable upon exercise of stock options.

(11) Includes 49,083 shares of Common Stock issuable upon exercise of stock options. Mr. Stuart served as Senior Vice President - Marketing and New Business Development of the Company from May 1993 until November 1997.

(12) Includes 108,060 shares of Common Stock issuable upon exercise of stock options.

(13) Mr. Kelley was Vice President - Management Information Systems of the Company from December 1990 until July 1996.

(14) Includes 77,584 shares of Common Stock issuable upon exercise of stock options. Mr. McConnell served as Vice President - Regional General Manager of the Company from February 1995 to August 1996 and as Regional President of the Company until November 1998.

(15) Includes 122,226 shares of Common Stock issuable upon exercise of stock options. Mr. Stenger served as a Vice President of the Company from February 1989 until July 1997. Mr. Stenger also served as Senior Vice President - Executive Assistant to the President/CEO of the Company from July 1997 until his retirement in November 1998.

(16) Mr. Vardeman served as Vice President - Regional General Manager of the Company from August 1994 to August 1996 and as Regional President of the Company until January 1998.

(17) Mr. Sym-Smith was Chairman of the Board of the Company from 1988 through May 1994 and a member of the Board of Directors through December 1994.

(18) Includes 25,667 shares of Common Stock issuable upon exercise of stock options.

                              PLAN OF DISTRIBUTION

         This Prospectus, as appropriately amended or supplemented, may be used from time to time principally by persons who were granted shares of Common Stock pursuant to restricted stock grants, or their transferees, pledgees, donees, legatees, heirs, or legal representatives who wish to offer and sell such Shares (such persons are herein referred to as the "Selling Stockholder" or "Selling Stockholders") in transactions in which they and any person acting on their behalf through whom such Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company has granted registration rights to certain of the Selling Stockholders. The Registration Statement of which this Prospectus forms a part is intended to satisfy these registration rights. The Company will receive none of the proceeds from any such sales. The Company will pay substantially all of the expenses incident to this offering of the Shares by the Selling Stockholders to the public other than commissions and discounts of underwriters, brokers, dealers, or agents.

         There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares described herein. Upon the Company being notified by a Selling Stockholder that any material arrangements have been entered into for the sale of Shares, to the extent required, the Company will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of Selling Stockholders and any other material information with respect to the plan of distribution not previously disclosed. In addition, any Shares which qualify for sale pursuant to Section 4 of, or Rules 144 or 144A under, the Securities Act may be sold under such provisions rather than pursuant to this Prospectus.

         Selling Stockholders may sell the Shares being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the Nasdaq National Market at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at fixed prices, or in transactions directly to one or more purchasers, including pledgees in privately negotiated transactions (including sales pursuant to pledges). Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act either as agent or as principal. Broker-dealers participating in such transactions as agent may receive commissions from Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of the Nasdaq National Market, which commissions may be at negotiated rates where permissible under such rules.

         Participating broker-dealers may agree with Selling Stockholders to sell a specified number of Shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as an agent for Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to Selling Stockholders. In addition or alternatively, Shares may be sold by Selling Stockholders and/or by or through other broker-dealers in special offerings or secondary distributions pursuant to and in compliance with the governing rules of the Nasdaq National Market, and in connection therewith commissions in excess of the customary commissions prescribed by the rules of Nasdaq National Market may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of the customary commission. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to or through other broker-dealers, including transactions of the nature described in the preceding two sentences) on Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchaser of such Shares.

         Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Shares.

         If the Shares are sold in an underwritten offering, the underwritten and selling group members (if any) may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of the offering in accordance with Regulation M. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with such offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the period of the two full consecutive calendar months prior to the determination of the offering price in connection with a sale pursuant to this Prospectus and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

         The Company may agree to indemnify each Selling Stockholder as an underwriter under the Securities Act against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder may indemnify any broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, Phoenix, Arizona.

                                     EXPERTS

         The consolidated financial statements of the Company as of June 30, 1997 and 1998 and for each of the three years in the period ended June 30, 1998 incorporated by reference in this prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60604. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Common Stock of the Company is quoted on The Nasdaq National Market. In addition, reports, proxy statements and other information concerning the Company (symbol: RURL) can be inspected and copied at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web side can be accessed at http://www.sec.gov.

===============================================================================


         NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.



                              --------------------









                                TABLE OF CONTENTS


Incorporation of Certain
  Documents by Reference ..................................................    2
Prospectus Summary ........................................................    3
Risk Factors ..............................................................    5
Selling Stockholders ......................................................   15
Plan of Distribution ......................................................   16
Legal Matters .............................................................   17
Experts ...................................................................   17
Available Information .....................................................   18

================================================================================

                                 201,117 SHARES


                                   RURAL/METRO
                                   CORPORATION




                                  COMMON STOCK




                              --------------------

                                   PROSPECTUS
                              --------------------







                              --------------------

                                DECEMBER 1, 1998


================================================================================

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

         The following documents or information have been filed by the Registrant with the Securities and Exchange Commission (the "Commission") and are incorporated herein by reference:

(a) The Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended, or the latest prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, that contains audited financial statements for the Registrant's latest fiscal year for which such statements have been filed.

(b) All other reports filed with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the documents of the Registrant referred to in
         (a) above.

(c) The description of the Registrant's Common Stock, par value $.01 per share, which is contained in the Registrant's Registration Statement on Form 8-A filed July 8, 1993, as amended by Form 8-A/A filed February 2, 1995.

         All documents and information filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all of the securities offered under this Registration Statement have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this Registration Statement as of the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.  DESCRIPTION OF SECURITIES.

         Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

         Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's amended and restated Bylaws require the Company to indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, including those circumstances in which indemnification would otherwise be discretionary, except that the Company will not be obligated to indemnify any such person (i) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense; (ii) for any amounts paid in settlement of an action indemnified against by the Company without the proper written consent of the Company; or (iii) in connection with any event in which the person did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. In addition, the Company has entered or will enter into Indemnity Agreements with each of its directors and officers providing for indemnification of and advancement of expenses to the directors and officers to the fullest extent permitted by law except (a) if and to the extent that payment is made to the indemnitee under an insurance policy or otherwise; (b) if and to the extent that a claim is decided adversely based on or attributable to the indemnitee gaining any personal profit or advantage to which the indemnitee was not legally entitled; (c) if and to the extent that the indemnifiable event constituted or arose out of the indemnitee's willful misconduct or gross negligence; or (d) if and to the extent that the proceeding is initiated by the indemnitee against the Company or any of its officers or directors, unless the Company has consented to or joined in the initiation of the proceeding. The Delaware General Corporation Law contains an extensive indemnification provision that permits a corporation to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         The Company's Second Restated Certificate eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of their duty of care except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. The Delaware General Corporation Law prohibits a corporation from eliminating or limiting the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for liability under
Section 174 of the Delaware General Corporation Law (relating to certain unlawful dividends, stock purchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

         Certain of the shares being reoffered or resold pursuant to this Registration Statement were issued to the Selling Stockholders in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), as a transaction not involving a public offering pursuant to certain employee benefit plans, as defined in Rule 405 of the Securities Act.

ITEM 8.  EXHIBITS.

  EXHIBIT NUMBER                      DESCRIPTION OF EXHIBIT
--------------------      -----------------------------------------------------

         10               Stock Grant Agreements(1)
       23.1               Consent of Arthur Andersen LLP
         24               Powers of Attorney of Directors and Executive Officers
                          (included on the Signature Page of this Registration
                          Statement)

-----------------
(1) Incorporated by reference to the Registration Statement on Form S-1 of the Registrant (Registration No. 33-63448) filed May 27, 1993 and declared effective July 15, 1993.

ITEM 9.  UNDERTAKINGS.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                           (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement; and

                           (iii) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  (2) That for the purpose of determining any liability under the Securities Act of 1933:

                           (i) to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof;

                           (ii) each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
                                    Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by referenced in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

              (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona on November 30, 1998.

                             RURAL/METRO CORPORATION


                             By: /s/ John B. Furman
                                 ---------------------------------------------
                                 John B. Furman, President and Chief Executive Officer (Principal Executive Officer)

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, John B. Furman and Dean P. Hoffman, and each of them, as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying, and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                          TITLE                                   DATE
------------------------------------------     -----------------------------------------------    -----------------------
/s/ John B. Furman
------------------------------------------
John B. Furman                                 President,   Chief   Executive   Officer   and     November 30, 1998
                                               Director (Principal Executive Officer)
/s/ Robert E. Ramsey
------------------------------------------
Robert E. Ramsey                               Executive Vice President and Director              November 30, 1998

/s/ Mark E. Liebner
------------------------------------------
Mark E. Liebner                                Senior   Vice   President,   Chief   Financial     November 30, 1998
                                               Officer  and  Treasurer  (Principal  Financial
                                               Officer)
/s/ Dean P. Hoffman
------------------------------------------
Dean P. Hoffman                                Vice President,  Financial Services (Principal     November 30, 1998
                                               Accounting Officer)
/s/ James H. Bolin
------------------------------------------
James H. Bolin                                 Vice Chairman of the Board of Directors            November 30, 1998

/s/ Cor J. Clement
------------------------------------------
Cor J. Clement                                 Chairman of the Board of Directors                 November 30, 1998

/s/ Mary Anne Carpenter
------------------------------------------
Mary Anne Carpenter                            Director                                           November 30, 1998

/s/ Louis G. Jekel
------------------------------------------
Louis G. Jekel                                 Vice Chairman of the Board of Directors            November 30, 1998

                SIGNATURE                                          TITLE                                   DATE
------------------------------------------     -----------------------------------------------    -----------------------


/s/ William C. Turner
------------------------------------------
William C. Turner                              Director                                           November 30, 1998

/s/ Henry G. Walker
------------------------------------------
Henry G. Walker                                Director                                           November 30, 1998

/s/ Louis A. Witzeman
------------------------------------------
Louis A. Witzeman                              Director                                           November 30, 1998